Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: September 15, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On September 15, 2025, Sebastian Bea, President and Chief Investment Officer of ReserveOne, made the below communications on his Linkedin account.

Sebastian Bea, President and Chief Investment Officer of ReserveOne, spoke at a fireside chat at the Boston Blockchain Week, and an extract of the transcript of the fireside chat is below.

Florent Thevenin: Hello, Boston. How’s everyone doing?

Speaker 2: Good.

Florent Thevenin: Can we give a shout out to the organizers for such a cool event here in Boston? Yes. Well deserved, I’d say so. My name is Florent Evanno. I’m the founder and CEO of Blockchain North and BN Creatives. We are Canada’s media and marketing champions for the digital asset space. You might have seen our booth outside—come and say hi if you haven’t already. I’m really excited to be back in Boston. Last time I came was at the end of November and it was colder than in Montreal where I’m based, so it’s been a real pleasure to be here this time at the end of the summer. So today I’m going to be moderating a Fireside Chat and Q&A, and we’ll leave a little bit of time during these 30 minutes to ask questions if you have them. The topic is inside a diversified digital asset treasury—obviously a big trend right now in the crypto space—so it’s a very unique opportunity to hear directly from one of the builders of such a DAT today. His name is Sebastian, right next to me—he’s the CIO of Reserve One. I’ll let him introduce the company to you in a moment. But quick introduction to Sebastian himself: a lot of experience. He draws on leadership roles at Coinbase Asset Management, One River Digital as well as BlackRock, so both TradFi and DeFi. And he was an Olympian rower. The first thing I told him when I saw him is I didn’t realize how tall he was, otherwise I would have worn heels today maybe. Luckily we’re sitting down, so no problem.

Sebastian Pedro Bea: Yeah.

Florent Thevenin: So anyway, let’s get started right away. Sebastian, welcome to you. Welcome to Boston. Why don’t you help us set the stage a little bit? What’s the broader macro context during which we’re having this conversation? Right now I’m thinking about so many things, but I’m going to let you run with your own perception right now.

Sebastian Pedro Bea: Sure. The macro context for crypto is really as powerful as it’s ever been, and let me explain that to be precise. At a high level, we’re likely to see two major factors come together at the same time that could drive one of the most interesting market cycles we’ve seen in crypto to date. First, we’re in front of a probable rate-cutting cycle here in the U.S.—we’ll talk about that more in a bit—and second, we’re in the midst of first-time legislation and regulation for crypto. Both happening in the same quarter is something we’ve never seen.

In my investment history, the best lessons are learned the hard way—someone tells you you did something wrong and you learn from it. My best example is when I learned to look for something I’d never seen before. I was pitching John Burbank of Passport, a hedge fund famous for scouring the globe for unseen opportunities. When I asked why we didn’t do more business together, he said, “Sebastian, you’ve never shown me something I’ve never seen before. Show me that, and maybe you can be in our top four.” We went back, grabbed the thematic team, and eventually earned that right.

Now think about where we are in September: the FOMC meets on the 16th and 17th, and markets are already pricing in a 25 basis-point cut—before yesterday’s BLS revisions showed roughly a million fewer jobs last year than previously reported. If the Fed is data-dependent, that suggests rates may be too high and restrictive, actually hurting one of the key variables the Fed targets.

On the regulatory side, the reason we didn’t have clarity is we didn’t have legislation. You need a law first before regulators can write rules. When crypto complained about unclear regulation, we were really saying we didn’t have laws. Now we have GENIUS as the law of the land—legal programmable money—and CLARITY, the market-structure bill currently in the Senate. Even yesterday, Democrats authored a six-page memo outlining needed actions, signaling true bipartisan momentum.

So back up and look at the macro context: we’re on the brink of a rate-cutting cycle and about to seal a positive legislative and regulatory framework for digital assets, both in the same window. We’ve never seen that before, and that’s why everyone should pay attention.

Florent Thevenin: And of course there’s a lot more happening than that, but that’s a great introduction. So in that context, could you define for us what a digital asset treasury is, considering we have other investment vehicles like ETFs? Why do we need DATs?

Sebastian Pedro Bea: Sure. Raise your hand if you’ve worked in ETFs—anybody? Okay, I’ll raise mine too; I worked in iShares. ETFs are fantastic, well-regulated vehicles, but they come with constraints. An ETF is great, but in most cases a DAT—a digital asset treasury—can be better because of the flexibility you get in a permanent-capital vehicle versus an ETF, which demands on-demand liquidity. Bitcoin is trading every day; if you want to take your Ethereum and deploy it beyond staking, it’s very difficult in an ETF. If you want to engage with DeFi—which remains challenging for institutions but the SEC encourages—it’s almost impossible in an ETF.

Digital asset treasuries are companies set up to optimize long-term returns from digital assets, and our suggestion is that you consider doing the same.

Florent Thevenin: And so who is your target market specifically as a company? And we’ll talk about your company specifically too.

Speaker 2: Sure.

Sebastian Pedro Bea: Look, I think for us in particular, what we’re finding as we build our business—and we’ve announced our business combination and expect to list in Q4 on NASDAQ under the ticker “RONE” for about $1 billion—is that we look at a mix between a diversified allocation, activating the assets, and an opportunity to invest in VC. We’re a good fit for high-net-worth individuals and advisors who want a one-stop shop for their clients: big-cap, liquid assets weighted by market cap, combined with the right activation strategies and VC exposure where it makes sense. Other DATs are going deeper into particular assets, and there’s a time and place for that too. But if you look at the structure of the U.S. equity investor market, it’s heavily intermediated. The advisory network is a big driver of how capital reaches the market, and in general advisors really want their clients to be diversified. So that’s what we’re doing.

Florent Thevenin: One of the unique characteristics of ReserveOne is that you’ve chosen to be a diversified asset treasury. Can you tell us why? What’s the thesis, and perhaps talk a bit about the dominance between Bitcoin and altcoins from your point of view?

Sebastian Pedro Bea: Sure. Some of the background comes from our founders. Raise your hand if you know who Wilbur Ross is… okay, there you go. Wilbur Ross is expected to be on our board as vice chair, and our backer is Chinh Chu, former head of private equity at Blackstone—a true American story who came here as a refugee at 11 and turned himself into a multibillionaire. Chinh and Wilbur said, “The time is now to get into crypto,” and that’s how Jaime Leverton and I got involved. We wanted to create something more institutional and diversified—reflecting who we are and the gap we saw in the market. We believe the time is right: about six months ago it might have been early, but if you look at this cycle, Bitcoin dominance recently topped out around 60% after a roughly five-year bull run, and now it’s coming under pressure.

Speaker 2: Right.

Sebastian Pedro Bea: Does that mean I’m bearish on Bitcoin? Absolutely not. My long-term forecast for Bitcoin is $850K to $1 million. In this cycle, I think $250K is easily achievable—and I’m being conservative. I’m even more bullish on what’s likely to happen with Ethereum and Solana in particular, because once we get regulatory clarity around programmable money and DeFi usage, that will unlock demand for those networks that doesn’t exist today.

Speaker 2: Right.

Sebastian Pedro Bea: Think about how we use Amazon: we all buy retail there, but imagine buying AWS credits in advance—only to have the SEC declare those credits an unregistered security, blocking access to the network. That’s the fear corporate America has. It happened with Polygon: Starbucks announced their next-generation loyalty platform on Polygon, then the SEC signaled that platform might be an illegal security. Who in the U.S. would build on a blockchain network under those conditions? The answer: basically no one. So what does that mean for demand for block space on these networks? Basically zero.

Speaker 2: Right.

Sebastian Pedro Bea: Now we’re reversing that stance at a rapid pace. Blockchain fundamentals may still lag—but transaction fees on Ethereum or Solana are negligible, and we’re on the cusp of these networks actually becoming useful.

In our portfolio context, we want to be long those networks. It’s not complicated: you should be long Bitcoin for macro reasons, but you should also be long Solana, Ethereum, even underappreciated Cardano. Nobody has a crystal ball—that’s why our regular portfolios are diversified. So why not here?

Florent Thevenin: Nobody has a crystal ball, but it’s nice to get two price targets without asking. That’s awesome. You mentioned Ethereum and Solana—in case anyone’s going to ETH Boston or Solana Boston this Friday and Saturday, I forget the order. We’ll take questions shortly, but first a personal one: you came from TradFi and you’re a former Olympic rower.

Sebastian Pedro Bea: Heh.

Florent Thevenin: I told him in prep, “Once an Olympian, always an Olympian.”

Sebastian Pedro Bea: Except for Lance. Drug testing. You’re a former Olympian.

Florent Thevenin: Sorry—except for Lance. What do you draw from your TradFi or sports experience to build something this challenging in a fast-moving macro context?

Sebastian Pedro Bea: The Olympic experience is useful because it’s similarly stressful. If you’re building a business like ours right now, you face a capital-markets environment where over 200 of these companies have floated in six months—clearly not all for genuine capital formation. You have to ask yourself, “Why should we succeed?” There’s a ton of competition and it sounds hard.

My path to the Olympics was brutal. I literally got carried off a plane with a back spasm in Sydney and didn’t think I’d compete. We’re doing better than that here, but I still get stressed. The lesson from rowing was to stay in your own boat and work with your team under pressure. I haven’t been perfect lately—it’s been tough—but every day I pick up the oar, get back in the boat, keep pulling, and inch further down the course.

Florent Thevenin: And keep breathing, I suppose. We’re at the halfway mark—any questions yet? Look at that, sir…

Sebastian Pedro Bea: Thanks. You said there were about 200 of these companies out there. Do you expect to trade at a premium to NAV? And will you generate enough revenue—DeFi, staking, other activations—to cover operating costs?

Sebastian Pedro Bea: Sure. I think the market will price companies at a premium if they can generate a positive expected return on their assets. That’s exactly our expectation. In our transaction materials, we committed to activating our assets for excess return—seeking positive net returns after fees and costs. Many of these businesses already trade at a discount to NAV, which will raise tough questions. We expect consolidation in the space—and we welcome it.

In the end, I was just at the HCW conference where Michael Saylor gave a great presentation. He’s focused on enhancing equity returns with leverage through various vehicles. Our goal is different: we aim to generate excess equity returns by deploying the assets directly.

Sebastian Pedro Bea: Right. So it’s a different approach, and I’m actually personally comfortable with his approach in some ways. I’m also comfortable with my approach. I think either of those approaches can demand a premium to NAV. I also think some of the things that drove those extreme premiums in the past are starting to dissipate.

Speaker 2: Right.

Sebastian Pedro Bea: One, we had all sorts of impediments—some are still there, some are going away. So in general you’re going to see a compression of those extreme premiums to NAV that don’t make a lot of sense. I think good businesses in general should still be able to trade at a slight premium to NAV, just like well-run banks can trade at a slight premium to book.

Florent Thevenin: There are a few more questions. I’m going to go to the left there. Yes, sir?

Florent Thevenin: Along the lines of Michael Saylor and what he did at MicroStrategy, would you call them a digital asset treasury company at this point? Have they come into this space in a different way than others because of the start they got? And do you think other companies might follow that process—becoming a digital asset treasury or creating subsidiaries to add value the same way?

Sebastian Pedro Bea: So MicroStrategy actually wasn’t the first. The first was arguably Hut 8, because Jaime Leverton—my CEO—was at Hut 8 when I was at Coinbase. We’re the reason Coinbase made its first-ever loan to a miner at Hut 8. It’s not well known, but Hut 8 was the first company to say, “We’re going to mine Bitcoin and keep it on our balance sheet. We’re not going to sell it.” They pioneered that HODL-strategy, which is exactly what Michael Saylor and MicroStrategy do. Subsequently, the industry coined the term “digital asset treasuries.” Is MicroStrategy a digital asset treasury? I think so. Are they doing it slightly differently than others? Yes.

Speaker 2: Right.

Sebastian Pedro Bea: Other question: do we think more companies are going to hold digital assets? It’s a sad reality that many companies already held Bitcoin for years—often because, if you were a hospital chain, you set up a Coinbase account to pay ransoms. That’s not a great product entry, but will more companies embrace Bitcoin? We’ll see. I think we’ll see more once its economic usage changes. Right now in the U.S. it’s treated only as a store of value, not a currency, because of tax law.

Speaker 2: Right.

Sebastian Pedro Bea: For example, if you spend £300 worth of foreign currency, that isn’t taxable today up to a certain threshold. Senator Lummis introduced a bill in early July saying small Bitcoin transactions—under $300 each and $5,000 total per year—wouldn’t trigger capital gains. That change would be huge. Nobody in the G7 is really going to use Bitcoin as a currency until tax law changes. Will it happen? I don’t know. It’ll be tough. Meanwhile, corporations putting Bitcoin on their balance sheet are simply hedging against debt, fiscal mismanagement, inflation—thinking Bitcoin will perform better than their other treasury assets.

Florent Thevenin: We only have five minutes left, so I’m reclaiming my role for a moment. I want to fire off a couple quick questions about the future. First one, tongue-in-cheek: what happens first in the U.S.—the collapse of a crypto ETF or the launch of a federal CBDC?

Sebastian Pedro Bea: There will never be a federal CBDC, so that’s easy.

Florent Thevenin: And how does the ETF collapse?

Sebastian Pedro Bea: Yeah—so let’s talk about CBDC. Republicans don’t want it and will fight it tooth and nail. Some Democrats think they want it, but many don’t—and in practice it can’t get done. Another reason a CBDC won’t happen: our regulators love the banking oligopoly. They can gather five to eight bank CEOs in a room, hear complaints, and fix things. A CBDC would blow that all apart. Right now U.S. money works with the Fed at the top, then commercial banks and depositors. If you could hold your money directly at the Fed—zero counterparty risk—during a crisis deposits would flood out of banks into Fed accounts, causing a massive credit crunch. Banks use deposits to fund loans, so if deposits move to the Fed, credit dries up at the worst possible time. That’s why a CBDC would literally blow up how we currently fund and create credit in our economy.

Florent Thevenin: Just quickly—how would an ETF collapse play out in thirty seconds?

Sebastian Pedro Bea: I don’t see how. ETFs are boring and they work incredibly well. The ones that have collapsed in open trading generally suffered from bad construction or extreme volatility.

Speaker 2: Right.

Sebastian Pedro Bea: There was—I think Credit Suisse had an ETN around short volatility and that blew up, actually. It’s hard to see how—someone will do something too creative, but generally speaking things blow up when there’s too much debt, too much leverage, and it’s some sort of silly levered product. But, in general, I think the crypto systems have shown they’re more resilient when engaging with leverage and highly volatile assets. If you look at how Aave has performed versus Maker versus banks, there’s simply no comparison under stress.

Florent Thevenin: Another cheeky one—and then we’ll wrap up. Who’s more powerful in the world today: Elon Musk or Satoshi Nakamoto?

Sebastian Pedro Bea: They’re not the same person, right? Ideas are super powerful, and Elon has some pretty powerful ones. But I would argue Satoshi is more powerful than Elon, because the core principle of Bitcoin is separating money from the state. Elon still effectively works for the government—he’s trying to make things better for this country, and he should be applauded for that, even if he’s controversial at times. Saying “I want to remove the ability of a state to control money” is a far more powerful statement—it deeply erodes a country’s ability to wage war. You can’t print bonds to send bombs, and that idea could foster peace and change.

Speaker 2: Right.

Florent Thevenin: We have one minute left. Any final thoughts for our audience? Any future predictions or high-conviction views—especially something contrarian to today’s public narrative?

Sebastian Pedro Bea: I touched on this in our video, but stablecoins are one of the most interesting things we’ve ever seen in any financial market segment. On the negative side, they could disrupt the banking system and trigger a credit crisis next year. Why hold your money at JPMorgan earning nothing when you can put it in USDC—100 percent reserved, regulated—and earn 1 to 4 percent on Coinbase? It’s safer, it pays more, so why keep money in a bank? Everyone will soon ask themselves that question.

On the positive side, stablecoins today mirror the early internet era of AOL, Prodigy, and Minitel before the open internet took over. Now in 2025 we have Solana and Ethereum, but we also have Circle, ARK, Tempo, Tether, and others building “stablecoin chains.” It’s fascinating: we started corporate-closed and went open; now some entities want to go corporate-closed again, betting stablecoins will be massive. That’s a market signal worth watching. My takeaway: pay attention to stablecoins. U.S. money isn’t good enough, and we’re fixing it with stablecoins—but the implications could be massive. It’ll generally be positive, but it will get bumpy if we don’t manage the credit transition right.

Florent Thevenin: Pay attention to stablecoins. Thank you very much, Sebastian. We’re running out of time—thanks, everyone.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.